Exhibit 12

Murphy USA Inc. and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Three Months
	Ended	Years Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
Income from continuing operations before income taxes	$40,021	$369,423	257,677	150,119	310,813	200,652
Distributions greater than equity in earnings of affiliates	-	-	-	-	-	-
Previously capitalized interest charged to earnings during the period	-	-	-	-	-	-
Interest and expense on indebtedness, excluding capitalized interest	8,329	36,646	14,608	505	548	3,835
Interest portion of rentals *	1,059	3,811	3,230	3,158	3,438	2,739
Earnings before provision for taxes and fixed charges	$49,409	$409,880	275,515	153,782	314,799	207,226

Interest and expense on indebtedness, excluding capitalized interest	$8,329	$36,646	14,608	505	548	3,835
Capitalized interest	-	-	-	-	-	-
Interest portion of rentals *	1,059	3,811	3,230	3,158	3,438	2,739
Total fixed charges	$9,388	$40,457	17,838	3,663	3,986	6,574

Ratio of earnings to fixed charges	5.3	10.1	15.4	42.0	79.0	31.5

* Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.